UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  7 )*

SURGE GLOBAL ENERGY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

86880T100
(CUSIP Number)

Steven Morse, Esq., Morse & Morse, PLLC., 1400 Old Country Road, Westbury, NY 11590 (516-487-1446)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         February 19, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Check the following box if a fee is being paid with the statement [  ].  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86880T100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barry Nussbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [__] (b) [__]
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,824,117
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,824,117
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,824,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%*
14	TYPE OF REPORTING PERSON* IN

*    The calculation of the foregoing percentage is based upon 32,637,387 shares of Surge Global Energy, Inc. common stock outstanding as of the filing date of the Issuer's Form 10-K for its fiscal year ended December 31, 2009 and also assumes the exercise of 1,491,667 options and 200,000 warrants held by Mr. Nussbaum to purchase shares of common stock.

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 86880T100

Item 1.                      Security and Issuer

This Schedule 13D relates to the shares of common stock (“Common Stock”) of Surge Global Energy, Inc., a Delaware corporation (the “Company”). The Company’s principal offices are located at 990 Highland Dr., Ste. 206, Solana Beach, CA 92075.

Item 2.                      Identity and Background

(a-b)     This Schedule 13D is being filed by Barry Nussbaum (the “Reporting Person”). The address of the Reporting Person c/o Surge Global Energy, Inc. at 990 Highland Dr., Ste. 206, Solana Beach, CA 92075.

(c)         The Reporting Person is primarily engaged in the real estate industry and managing investments.

(d-e)     During the last five years, the Reporting Person has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         The Reporting Person is a citizen of the United States of America.

Item 3.                      Source and Amount of Funds or Other Consideration

The Reporting Person acquired the shares of Common Stock for general investment purposes. The source of funds for the Reporting Person for the acquisitions was personal funds. The net investment cost of the shares of Common Stock owned by the Reporting Person is about $326,328.

Item 4.                      Purpose of Transactions

The shares of Common Stock owned by the Reporting Person were acquired for investment purposes only. Other than as set forth above in this Item 4, the Reporting Person has no existing plan or proposal which relates to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Person may in the future engage in and may plan for his engagement in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.                      Interest in Securities of the Issuer

(a) As of the date hereof, the Reporting Person is the beneficial holder of 1,824,117 shares of Common Stock of the Company, constituting 5.3% of the Company’s outstanding Common Stock (see Calculating the Percentage Ownership below).  Of the 1,824,117 shares of Common Stock beneficially owned by the Reporting Person, the total includes: (i) 200,000 shares of Common Stock held directly by Benjamin Financial Limited Partnership, an affiliated company of Mr. Nussbaum and 132,500 shares of Common Stock owned directly by Mr. Nussbaum, the Reporting Person;(ii) 200,000 shares of Common Stock issuable upon exercise of warrants by Benjamin Financial, exercisable at $1.45 per share; and (iii) 1,491,667 shares of common stock issuable upon exercise of options, which warrants and options are exercisable within 60 days of the date hereof.

Calculating the Percentage Ownership: The percentages calculated above are based upon 32,637,387 shares of Common Stock of the Company outstanding as the filing date of the Issuer's Form 10-K for its fiscal year ended December 31, 2009.

(b)     The Reporting Person has: (i) sole power to vote or to direct the vote of 1,824,117 shares of Common Stock.

(c)     On February 19, 2010, Barry Nussbaum resigned from the Board of Directors of the Issuer and entered into a consulting contract (the "Agreement"). The Agreement calls for Surge to pay the Reporting Person consulting fees of $131,914 in connection with services to the Issuer and the cancellation of options to purchase 3,100,000 shares of the Issuer's Common Stock. One-half of the options totaling 1,550,000 shares were cancelled on February 19, 2010 upon the execution of the Agreement and the payment of $65,957. The remaining $65,957 is payable in six equal monthly installments.  Options to purchase 258,333 shares were cancelled in April 2010 upon the Reporting Person's receipt of his monthly installment of $10,992.83. The remaining options shall be cancelled upon the receipt of the remaining unpaid consideration, unless other arrangements are made and agreed to by the parties.

(d) -  (e)     Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

See consulting contract dated February 19, 2010 pursuant to which the Reporting Person resigned from the Issuer's board of directors and agreed to cancel certain options described herein in exchange for cash consideration, also as mentioned above under Item 5(c).

Item 7.                      Materials to be filed as Exhibits

Exhibit                      10.1           Consulting Contract dated February 19, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 17, 2010

Signature By: /s/ Barry Nussbaum
                    Barry Nussbaum

EXHIBIT 10.1

CONSULTING AGREEMENT

1.   Parties.  This Consulting Agreement (“Agreement”) is made by and between BARRY NUSSBAUM (“NUSSBAUM”) and SURGE GLOBAL ENERGY, INC. and all of its subsidiaries (“SURGE”) (SURGE and NUSSBAUM are sometimes collectively referred to as the “Parties.”)

2.   Purpose of Agreement.  The purpose of this Agreement is engage the consulting services of NUSSBAUM and confirm the parties’ release of any and all potential claims against each other and all persons and entities being released herein after NUSSBAUM’s resignation from the Surge Board of Directors is effective.  These include, but are not limited to, all claims arising out of or related to NUSSBAUM serving as a Director of SURGE and all claims that have been asserted or could have been asserted by NUSSBAUM against SURGE or the officers and directors of SURGE.

3.   Agreement Contingent Upon Financing.  This Agreement is contingent upon SURGE obtaining financing on or before February 20, 2010.  If SURGE does not obtain said financing, this Agreement will be null and void.

4.   Agreement Contingent Upon Other Former Directors.  This Agreement is contingent upon the execution by SURGE and resigning SURGE board members KEN POLIN and JEFFREY BERNSTEIN of their own versions of this Agreement, with only Paragraph 8 modified as appropriate, and the payment of the consideration required by Paragraph 8 in all such Agreements.  Concurrent with the execution of this Agreement and the initial payment due as set forth in Paragraph 8, Barry Nussbaum resigns as a director of SURGE.

5.   Consulting Agreement Terms.  NUSSBAUM will provide consulting services to SURGE on as-needed basis for the six month period after this Agreement is executed.  Such services will be provided at the request of a representative of SURGE board, upon 10 days notice, on a mutually agreed upon basis.  No specific number of hours is required, and services will be provided on a best-efforts basis.  NUSSBAUM shall not be required to spend more than 8 hours per month on SURGE matters under this Agreement.

6.   General Release. SURGE and NUSSBAUM, for themselves and for their successors, assigns, agents, spouse, predecessors, transferees, attorneys, heirs, relatives, executors, administrators and representatives, hereby release and forever discharge each other and SURGE’s past and present officers, directors, employees, subsidiaries, agents, predecessors, affiliated entities, successors, assigns, attorneys, transferees, and representatives from any and all claims and causes of action which they now have or may have against each other arising through the date of this Agreement.  This general release does not in any way impair, restrict, discharge or limit NUSSBAUM’s rights to indemnity, advancement, or protection under any written indemnity agreements, statutory indemnity provisions, SURGE corporate documents, and/or applicable insurance policies with respect to any claim asserted in any action that may arise in the future related to or arising from NUSSBAUM’s service as a director of SURGE.  With regard to NUSSBAUM’s rights to indemnity, advancement, or protection under any written indemnity agreements, statutory indemnity provisions, SURGE corporate documents, and/or applicable insurance policies, SURGE’s obligations to NUSSBAUM shall continue as if the parties had not entered into this Agreement, and any NUSSBAUM obligation to cooperate in any matter in which he seeks such indemnity, advancement, or protection shall continue as if the parties had not entered into this Agreement.  SURGE and NUSSBAUM expressly state that they would not enter into this Agreement but for the representation and warranty of each of them that they are hereby releasing any and all claims of any nature whatsoever, whether statutory or common law, which NUSSBAUM or SURGE has or could assert directly or indirectly against any of the persons or entities being released herein.

7.   Waiver. Other than as set forth in paragraph 5 above, it is the intention of the parties in executing this instrument that it shall be effective as a bar to each and every claim, demand and cause of action herein above specified.  In the furtherance of this intention, NUSSBAUM and SURGE hereby expressly waive any and all rights and benefits conferred upon them by the provisions of section 1542 of the California Civil Code or any other equivalent statute or regulation in another jurisdiction and expressly consent that this Agreement shall be given full force and effect according to each and all of its express terms and provisions, including those relating to unknown and unsuspected claims, and causes of action, if any.  Section 1542 of the California Civil Code provides:

A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.

Notwithstanding the provisions of section 1542 or any other equivalent statute or regulation in another jurisdiction, this Agreement shall be in full settlement of all claims and disputes being released herein, including unknown claims.  NUSSBAUM and SURGE expressly waive all rights under section 1542 or any other equivalent statute or regulation in another jurisdiction, which they fully understand.

8.   Consideration. In consideration of the consulting services, covenants, and releases given herein, SURGE shall pay NUSSBAUM a total of One Hundred Thirty One Thousand Nine Hundred and Fourteen Dollars ($131,914.00) as follows: $65,957 upon execution of this agreement and the balance payable in six monthly installments of $10,992.83 commencing on or before April 16, 2010 and monthly thereafter; in addition, SURGE and NUSSBAUM agree to cancel one-half (1,550,000) of the 2008 and 2009 stock options granted previously, beginning first with the 2008 options and then canceling options from 2009 until a total of 1,550,000 have been cancelled. The remaining 1,550,000 options (which are deemed here in as fully vested) that are not cancelled will remain valid and exercisable until all payments due under the terms set forth above are paid in full. NUSSBAUM agrees not to exercise any of these options so long as all monthly payments are made when due. Should SURGE default on any of the payments, NUSSBAUM may retain the 1,550,000 options then held by NUSSBAUM, and the six month period for the exercise of such options will begin to run on the date of such default. Should NUSSBAUM subsequently wish to exercise any or all of the remaining 1,550,000 options, SURGE will allow for a cashless exercise(s) upon written request from NUSSBAUM.  Stock purchase warrants issued previously to NUSSBAUM prior to 2008 shall survive this agreement.

9.   Tax Treatment/Indemnification.  SURGE makes no representation as to the tax treatment or legal effect of the payments described herein, and NUSSBAUM is not relying on any statement or representation of SURGE or its attorneys in that regard.  NUSSBAUM agrees that he will be furnished with an IRS 1099 tax information form or forms and he shall pay and be liable for the payment of all federal, state, and local taxes and penalties that may be due as a result of this payment.  Further, NUSSBAUM shall defend, indemnify and hold SURGE harmless from any loss, claim or demand by any taxing authority for any taxes, penalties, or interest thereon, due on the payments identified herein. NUSSBAUM shall have the right to receive payments in such form and timeframe as he decides. All correspondence in that regard shall be writing by Federal Express, Express mail or email.

10.   Non-Disparagement.  The parties agrees to refrain from any disparagement, defamation, libel, or slander, or interference, tortious or otherwise, with the contracts and relationships of each other, as well as SURGE’s officers, directors and employees. Each party agrees that a breach of this provision will cause irreparable damage and injury to the other party. The non-breaching party will be entitled to seek any and all legal and/or equitable remedies against the breaching party in the event of a breach of this provision, including damages and injunctive relief.

11.   No Admission of Liability.  This Agreement is a compromise and settlement of disputed claims being released herein, and therefore this Agreement does not constitute an admission of liability on the part of NUSSBAUM or SURGE or its officers, directors, parent companies, subsidiaries, agents, affiliated entities, successors, assignees, employees, insurers, attorneys or representatives, or an admission, directly or by implication, that any of them have violated any law, rule, regulation, policy or any contractual right or other obligation owed to any other party.  The parties specifically by this Agreement deny all allegations of improper or unlawful conduct made by each other.  The parties merely intend, by entering into this Agreement, to avoid any further dispute or possible litigation.

12.   No Assignment or Transfer of Claims.  The parties represent and warrant that they have not heretofore assigned, transferred or purported to assign or transfer to any other person or entity any rights, claims or causes of action herein released and discharged and no other person or entity has any interest in the matters herein released and discharged, except as disclosed by the terms of this Agreement.

13.   No External or Prior Representations.  Each party represents and warrants that such party is not relying, and has not relied, on any representations or statements, verbal or written, made by any other party with regard to the facts involved in this controversy or with regard to such party's rights or asserted rights arising out of the parties' claims or the execution and terms of this Agreement, except as provided herein.  Each party has consulted with an attorney regarding the terms of this Agreement and has entered into this Agreement freely, willingly and without any coercion or duress.

14.   Governing Law.  This Agreement shall be construed in accordance with, and be deemed governed by, the laws of the State of California.

15.   Attorneys' Fees.  The parties to this Agreement expressly agree that no party shall be liable to any other party, person or entity for costs and/or attorneys’ fees relating to the released claims or this Agreement, including any provided for by statute.  The parties also expressly agree that, should any proceeding be commenced for breach of this Agreement, the prevailing party shall be awarded reasonable attorneys’ fees and costs.  The parties further agree that, in the event any party commences any sort of legal proceeding or action in any court or before any tribunal alleging a claim or cause of action that is released, waived, or barred under the general release provisions of section 6 of this Agreement, the other party shall be awarded its attorneys’ fees and costs in defending against such action or proceeding upon dismissal of or judgment for the party on the barred claim or cause of action.

16.   Cooperation in Executing Settlement Documentation.  The parties to this Agreement shall execute any and all further documents that may be required to effectuate the purposes of this Agreement. NUSSBAUM shall have the right to approve the wording of any SEC filing or press release.

17.   Arbitration of Disputes Regarding Compliance with this Agreement.  Any dispute as to implementation of the terms of this Agreement, and any claim of breach of this Agreement by any party will be resolved solely by binding arbitration in San Diego County, California.

18.   Binding on Successors.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and to their respective representatives, successors, spouses, heirs, agents and assigns.

19.   Counterparts.  This Agreement may be executed in counterparts and, if so executed, each such counterpart shall have the force and effect of an original.  A facsimile signature shall have the same force and effect as an original signature.

20.   Severability.  The invalidity of any provision of this Agreement as determined by a court of competent jurisdiction shall in no way affect the validity of any other provision hereof.

21.   Modification.  No breach of any provision of this Agreement can be waived unless in writing.  Waiver of any one breach shall not be deemed to be a waiver of any other breach of the same or any other provision of this Agreement.

22.   Construction.  This Agreement shall not be interpreted for or against any party on the basis that such party or its legal representative caused part or all of this Agreement to be drafted.

23.   Section Headings.  The section headings of this Agreement are intended solely for convenience of reference and shall not in any manner amplify, limit, modify or otherwise be used in the interpretation of any of the provisions hereof.

24.   Entire Agreement.  This Agreement constitutes the entire agreement between the parties.  There are no other agreements, whether oral or written, modifying its terms.  This Agreement supersedes any and all prior written or oral agreements (including oral settlement agreements) between any of the parties.  The terms of this Agreement can only be modified by a writing signed by the parties expressly stating that such modification is intended.

25.   Other Provisions:  NUSSBAUM hereby agrees that he will not file a proxy statement nor will he name, serve or propose to serve on a new Board of Directors of SURGE until after January 1, 2011.

WE, THE UNDERSIGNED, HAVE READ THE FOREGOING AND FULLY UNDERSTAND AND AGREE TO ITS TERMS.

Dated: February 19, 2010	/s/ Barry Nussbaum
BARRY NUSSBAUM

Dated: February 19, 2010	SURGE GLOBAL ENERGY, INC.

By: /s/ E. Jamie Schloss

Name: E. Jamie Schloss

Title: CEO